UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                       TRANSACT TECHNOLOGIES INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89291810
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Seth M. Lukash
                             c/o Tridex Corporation
                                 61 Wilton Road
                               Westport, CT 06880
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 89291810
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Seth M. Lukash ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                a.  |N/A|
                                                                       b.  |N/A|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds: The reporting person has not purchased or sold shares of the issuer. All of the shares owned by the reporting person were acquired in a distribution by Tridex Corporation ("Tridex") to its stockholders on March 31, 1997 of approximately one (1) share of the issuer for each share of Tridex owned by such stockholder.

--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               525,319 Common Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             N/A Common Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        525,319 Common Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        N/A
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      525,319 Common Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

      N/A
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      8.15%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      a) The title of the class of equity securities to which this statement relates is Common Stock.
      b) The name and address of the principal executive officers of the issuer of such securities is: Transact Technologies Incorporated, 7 Laser Lane, Wallingford, CT 06492

Item 2. Identity and Background

      a)    Seth M. Lukash
      b)    c/o Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880
      c) President, Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880
      d) During the last five years, I have not been convicted in a criminal proceeding.
      e) During the last five years, I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and I am not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
      f)    U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

      The reporting person has not purchased or sold shares of the issuer. All of the shares owned by the reporting person were acquired in a distribution by Tridex Corporation ("Tridex") to its stockholders on March 31, 1997 of approximately one (1) share of the issuer for each share of Tridex owned by such stockholder.

Item 4. The Purpose of Transaction

      N/A

Item 5. Interest in Securities of the issuer

      a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by me are as follows: 525,319 shares, representing 8.15% of the class outstanding.

      b)    N/A

      c)    N/A

      d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sales of such securities.

      e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among myself and any person(s) with respect to any securities of the issuer, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or holding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, and this includes such information for any of the securities that are pledged or otherwise subject to contingency the occurrence of which would give another person voting power or investment payer over such securities.

Item 7. Material to be Filed as Exhibits.

                                 Seth M. Lukash
                               404 Harvest Commons
                               Westport, CT 06880

Via Facsimile and Regular Mail

March 12, 1998

TransAct Technologies, Inc. Board of Directors
Thomas R. Schwarz, Chairman
60 Westcliff Road
Weston, MA 02193

Graham Y. Tanaka
35 Glen Avon Drive
Riverside, CT 06878

Charles A. Dill
807 South Warson
St. Louis, MO 63124

Bart C. Shuldman
c/o TransAct Technologies, Inc.
7 Laser Lane
Wallingford, CT 06492

Richard L. Cote
c/o TransAct Technologies, Inc.
7 Laser Lane
Wallingford, CT 06492

REF: Letter and 13D/A Filing dated March 11, 1998

Gentlemen:

After discussions with a majority of the outside Directors of TransAct Technologies, Inc., I have decided to withdraw my request for a change in senior management of the company. I will support the nominees for the Board of Directors in connection with TransAct's annual meeting. I will immediately amend my 13D filing accordingly.

Yours truly,

/s/ Seth M. Lukash

Seth M. Lukash